SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2010

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	2009 Announcement of Final Results, dated March 18, 2010	A-1

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: March 18, 2010	By:	/s/ Wang Jianzhou

Name: Wang Jianzhou
Title: Chairman and Chief Executive Officer

3

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

2009 ANNOUNCEMENT OF FINAL RESULTS

•	Turnover reached RMB452.1 billion, up by 9.8%

•	EBITDA of RMB229.0 billion, up by 5.9%

•	Profit attributable to shareholders of RMB115.2 billion, up by 2.3%

•	Total customers exceeded 522 million, up by 14.2%

•

Proposed final dividend of HK$1.458 per share, including interim dividend of HK$1.346 per share paid, total dividend for 2009 amounting to HK$2.804 per share, representing a dividend payout ratio of 43%

CHAIRMAN’S STATEMENT

Dear Shareholders,

The Chinese economy began to recover from the aftermath of the global financial crisis in 2009, while the new structure of the telecom market in China gradually took shape following the issuance of 3G licenses. Meanwhile, increasing mobile penetration rates have been observed in a number of more developed regions. In this new yet challenging environment, the Group continued to maintain steady growth and good profitability, thanks to its robust management approach, institutionalized processes and procedures, strong execution capability, high quality network with extensive coverage and unparalleled scale, and premium brand. The Group maintained its leading position among international peers in terms of market capitalization and brand value, and once again was selected to be a constituent of the Dow Jones Sustainability Index.

Financial Results

In 2009, the Group recorded RMB452,103 million in operating revenue, a steady rise of 9.8% over last year. Continuously leading the industry in profitability, the Group achieved 2.3% increase in profit attributable to shareholders, which reached RMB115,166 million, arriving at a margin of 25.5%. EBITDA rose 5.9% to RMB229,023 million, with EBITDA margin reaching 50.7%. Basic earnings per share grew 2.2% to RMB5.74.

Underpinned by its solid capital structure and strong financial position, the Group is well-positioned to achieve continued healthy growth and to effectively safeguard against operational risks.

Business Development

The Group’s business grew steadily despite facing multiple challenges in 2009 and it successfully competed to win higher market share from new customers, while also maintaining a low customer churn rate. The Group preserved its existing customer base and kept average minutes of usage per user per month (MOU) stable. The total customer base at the end of

2009 reached 522 million, of which 65.03 million were net additions. The contribution to total revenue from value-added business increased substantially, including revenue generated from Mobile Music, which again exceeded RMB10 billion. In 2009, the Group’s total voice usage volume was 2,918.712 billion minutes, with MOU at 494 minutes, and monthly average revenue per user (ARPU) of RMB77.

The Group’s value-added business grew rapidly. Revenue from value-added business increased 16.0% over last year, a contribution of 29.1% to the Group’s total operating revenue, thanks to the continuous expansion of some of our major service offerings such as SMS, Color Ring, MMS, Handset Internet Access and Mobile Paper. Customers of our Wireless Music Club, Fetion and 12580 Info Service Line also reached critical mass. 139 Mailbox and Mobile Gaming services showed rapid growth, while we further developed and optimized several services in our product pipeline including Mobile Video, Mobile Reading and Mobile Payment. Launched in August 2009, Mobile Market – the platform designed and built to provide a wide range of mobile applications – offered a pioneering example of collaboration between a mobile network operator and application developers. The application of the recently popularized concept, the “Internet of Things” also gained encouraging initial momentum in the market and is to become an additional revenue stream for the Group.

In 2009, complementing state policies for economic development in rural areas, the Group leveraged its large scale to implement an integrated and more efficient sales and marketing approach to expand into the rural market. The offerings of “Agricultural Information Service,” our information provisioning service tailored for rural customers, were broadened in an effort to increase customer loyalty and enhance value for rural customers. We are pleased to see that our presence is increasingly influential and that our competitive edge is strengthening in the rural market. The rural sector continues to contribute to the Group’s overall revenue growth and expansion of its customer base.

Positioned as a “Mobile Information Expert,” the Group has been proactively promoting information applications to corporate customers. In 2009, our management priority was focused on improving corporate customer marketing services, product planning & business integration, and operation systems support. Through a variety of initiatives, including the “Customer Cultivation Plan” for SMEs and the “Power 100” service package, we attracted a substantial number of new corporate customers subscribing to M2M and mobile e-Commerce services. As of 31 December 2009, the number of our corporate accounts reached 2.78 million and the number of individual customers managed through corporate accounts approached 185 million, and revenues from industry-specific information services broke through the RMB10 billion threshold.

China Mobile is the world’s No. 1 mobile operator by number of customers and enjoys unparalleled advantages from our economies of scale and market leading position. In 2009, the Group further enhanced its network in terms of both quality and coverage. We maintained our world-class network quality and continued to widen our international roaming service coverage. The number of base stations exceeded 460,000, with a population coverage rate of 98%, while the optic fiber base station access rate surpassed 96%, putting our services in the near vicinity of most office and commercial buildings. The Group has completed the upgrading of its core network to be fully IP-based, hence laying a solid foundation for a full-service network that is geared to future needs and capable of providing integrated services.

3G Development

In 2009, in coordination with its parent company, the Group rapidly and efficiently built and optimized the 3G network. With the second and third phases of the network construction completed, the 3G network coverage fanned out to include 238 cities across the country, with a 70% coverage rate among prefecture-level cities. Technological innovations helped solve critical technical network challenges and enabled the quality of the 3G network to be close to that of our world-class 2G network.

The Group is committed to lead and participate in the development of TD-SCDMA (TD) technology throughout the entire supply chain in an effort to accelerate the maturity of the industry. The Group’s parent company set up a TD Terminal Joint R&D Incentive Fund for TD terminals, which seeks to attract additional participation and investment from major TD terminal manufacturers. Through the collective efforts of multiple parties including the Group, there are already 266 different designs of TD terminals on the market, including medium to high-end series with improved features, as well as models for the mass market priced around or below RMB1,000. To lead in the mobile handset industry, we also launched the intelligent mobile terminal software platform OMS, the development process for which the Group played a leading role, and terminal manufacturers joined forces with the Group to launch the OPhones.

Capitalizing on the Group’s advantages in brand recognition and network coverage and complementing marketing initiatives related to the 3G logo launch, the Group adopted an integrated dual-network approach in 2009 to boost the full scale introduction of 3G services to the individual, family and corporate markets. Following the principle of continuous innovation, we introduced a variety of devices including handsets, netbooks and G3 Readers, which offer more ways to use 3G applications such as Handset Internet Access and Broadcast Mobile TV services. We have begun the pilot project for TD Wireless City roll-out in selected cities, and various industry-specific applications are being used by government organizations and corporations. The number of customers who used 3G services in December 2009 was 3.41 million. In the context of state policies encouraging “home-grown innovation”, the Group will continue to work closely with all parties across the supply chain to propel the development of TD and expand the 3G market.

Innovation and Improvement

Committed to continuous innovation, in a determined effort to forge ahead, the Group took actions across the organization, ranging from technological development to operations and management improvements, that will ensure sustainable development in the future.

Following the management principle of “one China Mobile”, the Group was able to manage the company more effectively by accessing detailed data from its centralized IT system to achieve improved operational efficiencies and lower costs. Capacity upgrades and optimization of our IT systems provided the backbone to our efforts at the centralization, standardization and informatization of management. Centralization of the Group’s operations and maintenance has led to a high utilization rate for our network resources. More centralized procurement lowered our costs even further. Finally, progress in the centralization of our accounting management has already led to improved transparency and effective cost control.

We undertook efforts to upgrade our core network to become fully IP-based, and established a 2G and 3G soft switch IP network that offers superior quality and is the world’s biggest. We are committed to network quality improvement and TD technology innovation. We have increased investment in R&D for TD technology evolution. We participated in a number of projects sponsored by the National Engineering Lab on new generation broadband mobile telecommunications applications. We also promoted the international standardization of TD-LTE in several international organizations, paving the way for the continuous and healthy development of the TD industry. We will debut our TD-LTE showcase network at the World Expo Shanghai 2010.

At this juncture, as the mobile telecommunications and Internet industries are converging, apart form being the first operator to launch mobile applications platform–Mobile Market, the Group introduced several value-added applications and services including Mobile TV, Mobile Reading and Mobile Payment to capitalize on these emerging trends. At the same time, we made major breakthroughs in critical technology and research about the “Internet of Things”, which is an important step in securing our leading position in future technology evolution and our influence in setting industry standards, as well as accelerating commercial applications.

Investments and Acquisitions

On 10 March 2010, the Company through its wholly-owned subsidiary, China Mobile Group Guangdong Company Limited (“Guangdong Mobile”), entered into a conditional share subscription agreement with Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”). Pursuant to the share subscription agreement, Guangdong Mobile will conditionally subscribe for 2,207,511,410 A shares to be issued by SPD Bank, representing 20% of the issued shares of SPD Bank as increased by the subscription. We have also entered into a Memorandum of Understanding for strategic cooperation with SPD Bank. Upon completion of the subscription, the Group and SPD Bank will closely cooperate in the joint development of mobile e-Commerce businesses, among other things. The cooperation between the Group and SPD Bank signifies the exploration of a closer integration between mobile communications and e-Commerce applications. Our aims are to provide safer, faster and more convenient services to our customers and to improve peoples’ quality of life. We believe this cooperation will open up a new market for both parties and result in a win-win situation.

The Company will continue to look for investment opportunities in the overseas telecommunications sector and will seek new avenues of growth in international markets.

Corporate Social Responsibility

As the world’s biggest mobile telecommunications operator in terms of customer base and network scale, the Group attaches great importance to corporate social responsibility, and we developed a series of programs in this area in 2009. In addition to ensuring that the communications system and services we offered are reliable, efficient and safe, we have also worked toward narrowing the digital divide to enable more people to have access to digital information technology. We also consider employee satisfaction to be a fundamental management priority.

In 2009, the Group launched the “China Mobile Charity Foundation”. As part of our initiatives to tackle the issue of climate change, the Group volunteered to reduce our average operating energy consumption per unit of telecommunications traffic by 20% in 2012, a concrete contribution to energy saving and emissions reduction. The Group’s efforts with regard to corporate social responsibility and sustainable development were appreciated internationally, hence it continued to be named a constituent of the Dow Jones Sustainability Index.

Awards and Recognition

In 2009, our achievements continued to be widely recognized. The Company was ranked 5th place in the Financial Times’ “FT Global 500.” Our position in Forbes Magazine’s “Global 2000” list rose from 78th to 55th place. We made the BusinessWeek global “Info Tech 100” list for the eighth consecutive year, placing 23rd. The China Mobile brand was in “BRANDZTM Top 100 Most Powerful Brands” by Milliward Brown and Financial Times for the fourth consecutive year and currently ranks 7th, with the brand value having increased to US$61.283 billion. In the same period, Standard & Poor’s and Moody’s kept our ratings at A+/Outlook Stable and A1/Outlook Positive respectively, which is the same as China’s sovereign credit rating.

Dividends

The Company determines and commits to hold in the highest regard the interests of its shareholders and the returns achieved for them, especially for minority shareholders. In the view of the Company’s good profitability of 2009 and taking into consideration of its long-term future development, the Board recommends payment of a final dividend of HK$1.458 per share for the financial year ended 31 December 2009 in accordance with the dividend payout ratio of 43% planned for the full financial year of 2009. This, together with the interim dividend of HK$1.346 per share that was paid in 2009, amounts to an aggregate dividend payment of HK$2.804 per share for the full financial year of 2009. The dividend payout ratio for the year of 2009 was 43%.

In 2010, taking into consideration of various relevant factors such as the Company’s overall financial condition, cash flow generating capability and the need for future sustainable development, the Company plans the dividend payout ratio for the full year of 2010 to be 43%.

The Board is of the view that the Company’s good profitability and strong cash flow generating capability will continue to support the future sustainable development of the Company, while providing shareholders with a favorable return.

Future Outlook

The continuing impact of the global financial crisis on the Chinese economy, the change in the competitive landscape, the increasing mobile penetration rate and the convergence across telecommunications, Internet and Radio & TV Broadcasting networks all pose fresh challenges to the Group’s future development. On the other hand, the Chinese government has pursued policies aimed at boosting domestic consumption and strengthening economic growth. The resulting economic development and growing consumer purchasing power will lead to increased demand for telecommunications services throughout all sectors, particularly from individuals and families. We also expect to see growth in the corporate sector, driven by accelerating demand for enterprise and industry informatization. The government attaches great importance and gives strong support to “home-grown innovation”, which motivates us and gives us confidence in our 3G development. In addition, the flourishing Mobile Internet and the “Internet of Things” concept, as well as the integration of mobile payments into the financial system, have all created new revenue stream possibilities. The convergence across telecommunications, Internet and Radio & TV Broadcasting networks will form a new market beyond the traditional telecommunications industry. All these trends present us with new opportunities for future development.

We believe in growth via making new markets, in line with the strategy popularly known as “Blue Ocean Strategy”, and we advocate for rational competition, thereby preserving industry profitability levels without compromising our leading position. Based on our strong foundation and integrated capabilities, the Group will focus on growing its telecommunications and information service business, continuing to meet our customers’ needs, and achieving sustained growth. Driven by value creation, we will expand 3G services and promote mobile broadband service to individuals, families and corporate customers. Capitalizing on the advantages of our network and the synergies with our parent company, the Group will continue to operate efficiently, and to implement our distinctive, differentiated full-service strategy. We will expand into new business areas in mobile Internet and the “Internet of Things”. At the same time, we will capitalize on our overall influence to actively participate in the research and promote the development of LTE mobile network evolution.

Our commitment is unwavering – we will maintain our leading position in the international telecommunications industry and create value for shareholders by building a prosperous and sustainable business.

Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 18 March 2010

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2009.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Expressed in Renminbi)

		Year ended 31 December
		2009	2008
	Note	RMB million	RMB million
			(restated)
Operating revenue (Turnover)	4
Usage fees		285,971	260,542
Monthly fees		14,661	18,066
Value-added services fees		131,434	113,288
Other operating revenue		20,037	19,914

		452,103	411,810

Operating expenses
Leased lines		3,006	2,641
Interconnection		21,847	22,264
Depreciation		80,179	71,509
Personnel		21,480	19,960
Other operating expenses	5	178,583	153,041

		305,095	269,415

Profit from operations		147,008	142,395
Other net income		1,780	2,159
Non-operating net income		359	517
Interest income		5,940	6,002
Finance costs		(1,243)	(1,550)
Share of loss of jointly controlled entity		(8)	—

Profit before taxation		153,836	149,523
Taxation	6	(38,413)	(36,735)

PROFIT FOR THE YEAR		115,423	112,788

Other comprehensive income for the year
Exchange differences on translation of financial statements of overseas entities		42	(393)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		115,465	112,395

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONT’D)

(Expressed in Renminbi)

			Year ended 31 December
	Note		2009 RMB million		2008 RMB million
					(restated)
Profit attributable to:
Equity shareholders of the Company				115,166		112,627

Minority interests				257		161

PROFIT FOR THE YEAR				115,423		112,788

Total comprehensive income attributable to:
Equity shareholders of the Company				115,208		112,234
Minority interests				257		161

TOTAL COMPREHENSIVE INCOME FOR THE YEAR				115,465		112,395

Earnings per share – Basic	7	(a)	RMB	5.74	RMB	5.62

Earnings per share – Diluted	7	(b)	RMB	5.67	RMB	5.53

Dividend per share – Interim	8		HK$	1.346	HK$	1.339

Dividend per share – Final	8		HK$	1.458	HK$	1.404

EBITDA (RMB million)[1]				229,023		216,267

[1]

The Company defines EBITDA as profit for the year before taxation, share of loss of jointly controlled entity, finance costs, interest income, non-operating net income, depreciation and amortization of other intangible assets.

CONSOLIDATED BALANCE SHEET

(Expressed in Renminbi)

		As at 31 December		As at 1 January
	Note	2009 RMB million	2008 RMB million	2008 RMB million
			(restated)	(restated)
Non-current assets
Property, plant and equipment		360,075	327,783	257,170
Construction in progress		46,094	35,482	47,420
Land lease prepayments		11,201	10,102	8,383
Goodwill		36,894	36,894	36,894
Other intangible assets		727	298	469
Interest in associates		—	—	—
Interest in jointly controlled entity		6	7	—
Deferred tax assets		8,939	7,614	6,121
Other financial assets		77	77	77

		464,013	418,257	356,534

Current assets
Inventories		3,847	3,494	3,295
Accounts receivable	9	6,405	6,913	6,985
Other receivables		3,490	3,715	2,929
Prepayments and other current assets		9,064	7,641	5,680
Amount due from ultimate holding company		25	109	78
Tax recoverable		17	39	124
Deposits with banks		185,613	130,833	109,685
Cash and cash equivalents		78,894	87,426	78,859

		287,355	240,170	207,635

Current liabilities
Accounts payable	10	95,985	79,606	63,927
Bills payable		642	2,111	1,853
Deferred revenue		35,573	32,930	30,070
Accrued expenses and other payables		69,335	57,437	47,318
Amount due to ultimate holding company		4	6	26
Amount due to immediate holding company		119	118	196
Obligations under finance leases		68	68	68
Current taxation		8,079	11,283	14,261

		209,805	183,559	157,719

Net current assets		77,550	56,611	49,916

Total assets less current liabilities carried forward		541,563	474,868	406,450

CONSOLIDATED BALANCE SHEET (CONT’D)

(Expressed in Renminbi)

		As at 31 December		As at 1 January
	Note	2009 RMB million	2008 RMB million	2008 RMB million
			(restated)	(restated)
Total assets less current liabilities brought forward		541,563	474,868	406,450

Non-current liabilities
Interest-bearing borrowings		(33,551)	(33,553)	(33,582)
Deferred revenue, excluding current portion		(317)	(584)	(597)
Deferred tax liabilities		(61)	(80)	(122)

		(33,929)	(34,217)	(34,301)

NET ASSETS		507,634	440,651	372,149

CAPITAL AND RESERVES
Share capital		2,139	2,138	2,136
Reserves		504,609	437,884	369,525

Total equity attributable to equity shareholders of the Company		506,748	440,022	371,661
Minority interests		886	629	488

TOTAL EQUITY		507,634	440,651	372,149

Notes:

1	Basis of preparation

The Group’s financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term include all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are consistent with IFRSs, the financial statements also comply with HKFRSs and the requirements of the Hong Kong Companies Ordinance. The financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Group’s audited consolidated results for the year ended 31 December 2008 and 2009 include the financial results of the Company, the mobile telecommunications subsidiaries in each of the thirty- one provinces, autonomous regions and municipalities in Mainland China, China Mobile Hong Kong Company Limited in Hong Kong and other subsidiaries including China Mobile Communication Company Limited, China Mobile Holding Company Limited and its subsidiaries, Aspire Holdings Limited and its subsidiaries, China Mobile Group Design Institute Company Limited, Advanced Roaming & Clearing House Limited and Fit Best Limited for the year then ended.

2	Changes in accounting policies

The IASB has issued a number of new or revised IFRSs that are first effective or available for early adoption for accounting periods beginning on or after 1 January 2009. The equivalent new or revised HKFRSs consequently issued by HKICPA as a result of these developments have the same effective date as those issued by the IASB and are consistent with the pronouncements issued by the IASB.

Of these, the following developments are relevant to the Group’s financial statements:

•	IAS/HKAS 1 (revised 2007), Presentation of financial statements

•	IFRIC/HK(IFRIC) Interpretation 13, Customer loyalty programmes

•	Amendments to IFRS/HKFRS 7, Financial instruments: Disclosure – improving disclosures about financial instruments

•	IFRS/HKFRS 8, Operating segments

•	Amendments to IAS/HKAS 27, Consolidated and separate financial statements – cost of an investment in a subsidiary, jointly controlled entity or associate

•	IAS/HKAS 23 (revised 2007), Borrowing costs

•	Amendments to IFRS/HKFRS 2, Share-based payment – vesting conditions and cancellations

•	Improvements to IFRSs/HKFRSs (2008)

2	Changes in accounting policies (Continued)

The adoption of IFRS/HKFRS 8, the amendments to IFRS/HKFRS 7, IAS/HKAS 27, IAS/HKAS 23, IFRS/HKFRS 2 and improvements to IFRSs/HKFRSs (2008) have had no material impact on the Group’s financial statements. The impact of the remainder of these developments on the financial statements is as follows:

(i)	IAS/HKAS 1 (revised 2007), Presentation of financial statements

As a result of the adoption of IAS/HKAS 1 (revised 2007), details of changes in equity during the period arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in the consolidated statement of changes in equity. All other items of income and expense are presented in the consolidated statement of comprehensive income. The new format for the consolidated statement of comprehensive income and the consolidated statement of changes in equity has been adopted in the financial statements and corresponding amounts have been restated to conform to the new presentation. This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any period presented.

(ii)	IFRIC/HK(IFRIC) Interpretation 13, Customer loyalty programmes

The Group has launched a Reward Program to its customers, which provides customers the option of electing to receive free telecommunications services or other gifts. The level of point reward earned by customers under the Reward Program varies depending on the customers’ services consumption, years in services and payment history.

In prior years, the Group accounted for the obligation to provide free or discounted services or goods offered to the customers under the Reward Program using the incremental costs method. The estimated incremental cost to provide free or discounted services or goods was recognized as expenses and accrued as a current liability when customers were entitled to bonus points. When customers redeemed awards or their entitlements expired, the incremental cost liability was reduced accordingly to reflect the outstanding obligations.

With effect from 1 January 2009, as a result of adoption of IFRIC/HK(IFRIC) Interpretation 13, the point reward is accounted for as a separately identifiable component of the sales transactions in which the points are granted. The consideration received in relation to the sales transactions is allocated to points reward by reference to the estimated fair value of the points as revenue and is deferred until such reward is redeemed by the customers or the points expired.

The new accounting policy has been adopted retrospectively and the comparative amounts have been restated.

The effect on the consolidated balance sheet as at 31 December 2007 is an increase in deferred tax assets, an increase in deferred revenue, a decrease in accrued expenses and other payables and a decrease in net assets of RMB676,000,000, RMB6,308,000,000, RMB3,542,000,000 and RMB2,090,000,000, respectively.

The effect on the consolidated balance sheet as at 31 December 2008 is an increase in deferred tax assets, an increase in deferred revenue, a decrease in accrued expenses and other payables and a decrease in net assets of RMB730,000,000, RMB6,841,000,000, RMB3,855,000,000 and RMB2,256,000,000, respectively.

The effect on the Group’s consolidated statement of comprehensive income for the year ended 31 December 2008 is an decrease in operating revenue, operating expenses, taxation and profit for the year of RMB533,000,000, RMB313,000,000, RMB54,000,000 and RMB166,000,000, respectively. The effect on the basic earnings per share and diluted earnings per share for the year ended 31 December 2008 is a decrease of RMB0.01 and RMB0.01, respectively.

2	Changes in accounting policies (Continued)

(ii)	IFRIC/HK(IFRIC) Interpretation 13, Customer loyalty programmes (Continued)

The effect on the consolidated balance sheet as at 31 December 2009 is a decrease in deferred tax assets, a decrease in deferred revenue, an increase of accrued expenses and other payables and an increase in net assets of RMB724,000,000, RMB6,095,000,000, RMB3,146,000,000 and RMB2,225,000,000, respectively, had the previous accounting policy still been applied in the current year.

The effect on the Group’s consolidated statement of comprehensive income for the year ended 31 December 2009 is a decrease in operating revenue, operating expenses, taxation and profit for the year of RMB746,000,000, RMB709,000,000, RMB6,000,000 and RMB31,000,000, respectively. The effect on the basic earnings per share and diluted earnings per share for year ended 31 December 2009 is a decrease of RMB0.002 and RMB0.002, respectively, had the previous accounting policy still been applied in the current year.

3	Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, chief operating decision maker has determined that the Group has no operating segments as the Group is only engaged in mobile telecommunication and related business. No Group’s geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenues derived from activities outside the Mainland China are less than 5% of the Group’s assets and operating revenues, respectively.

4	Operating revenue (Turnover)

The principal activities of the Group are the provision of mobile telecommunications and related services in thirty-one provinces, autonomous regions and municipalities of Mainland China and Hong Kong Special Administrative Region (“Hong Kong”). The principal activity of the Company is investment holding.

Turnover represents usage fees, monthly fees, value-added services fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of PRC business tax. Business tax is charged at approximately 3% of the corresponding revenue generated from the service rendered in the Mainland China. No business tax is charged on the revenue generated from the Group’s mobile telecommunications and related services in Hong Kong.

Value-added services fees are mainly derived from voice value-added services, short message services (“SMS”) and non-SMS data services.

Other operating revenue mainly represents interconnection revenue.

5	Other operating expenses

	2009 RMB million	2008 RMB million
		(restated)
Selling and promotion	80,043	66,573
Maintenance	28,109	25,761
Impairment loss for doubtful accounts	4,503	4,385
Impairment loss of inventories	16	6
Amortization of other intangible assets	56	204
Operating lease charges	8,751	8,314
Gain/(loss) on disposal of property, plant and equipment	11	(8)
Write-off of property, plant and equipment	4,493	3,250
Auditors’ remuneration	89	79
Others (Note)	52,512	44,477

	178,583	153,041

Note:	Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges and number resources fees, consultant and professional fees, consumables and supplies, labour services expenses and other miscellaneous expenses.

6	Taxation

Taxation in the consolidated statement of comprehensive income represents:

	2009 RMB million	2008 RMB million
		(restated)
Current tax
Provision for Hong Kong profits tax on the estimated assessable profits for the year	91	74
Provision for PRC enterprise income tax on the estimated taxable profits for the year	39,666	38,216
Over-provision in respect of PRC enterprise income tax in prior years	—	(24)

	39,757	38,266

Deferred tax
Origination and reversal of temporary differences	(1,344)	(1,531)

	38,413	36,735

(i)	The provision of Hong Kong profits tax is calculated at 16.5% (2008: 16.5%) of the assessable profits for the year ended 31 December 2009.

6	Taxation (Continued)

(ii)	The provision for the PRC enterprise income tax is based on the statutory rate of 25% of the taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2009, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, for which the applicable preferential tax rate was 18% and 20% for 2008 and 2009 and is increased to 22%, 24% and 25% for the years ending 31 December 2010, 2011 and 2012 onwards, respectively.

7	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB115,166,000,000 (2008 (restated): RMB112,627,000,000) and the weighted average number of 20,057,674,088 shares (2008: 20,043,933,958 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2009 Number of shares	2008 Number of shares
Issued shares as at 1 January	20,054,379,231	20,031,905,590
Effect of share options exercised	3,294,857	12,028,368

Weighted average number of shares as at 31 December	20,057,674,088	20,043,933,958

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB115,166,000,000 (2008 (restated): RMB112,627,000,000) and the weighted average number of shares 20,312,459,133 (2008: 20,356,125,657 shares), calculated as follows:

Weighted average number of shares (diluted)

	2009 Number of shares	2008 Number of shares
Weighted average number of shares as at 31 December	20,057,674,088	20,043,933,958
Effect of deemed issue of shares under the company’s share option scheme for nil consideration	254,785,045	312,191,699

Weighted average number of shares (diluted) as at 31 December	20,312,459,133	20,356,125,657

8	Dividends

Dividends attributable to the year:

	2009 RMB million	2008 RMB million
Ordinary interim dividend declared and paid of HK$1.346 (equivalent to approximately RMB1.187) (2008: HK$1.339 (equivalent to approximately RMB1.177)) per share	23,791	23,532
Ordinary final dividend proposed after the balance sheet date of HK$1.458 (equivalent to approximately RMB1.284) (2008: HK$1.404 (equivalent to approximately RMB1.238)) per share	25,753	24,832

	49,544	48,364

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.88048, being the rate announced by the State Administration of Foreign Exchange in the PRC on 31 December 2009. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2009.

9	Accounts receivable

The aging analysis of accounts receivable, net of impairment loss for doubtful accounts, as at 31 December is as follows:

	2009 RMB million	2008 RMB million
Within 30 days	4,275	4,713
31 – 60 days	1,012	1,212
61 – 90 days	673	769
Over 90 days	445	219

	6,405	6,913

Accounts receivable primarily comprise receivables from customers. Accounts receivable from customers are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

Accounts receivable are expected to be recovered within one year.

10	Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable as at 31 December is as follows:

	2009 RMB million	2008 RMB million
Due within 1 month or on demand	72,883	57,483
Due after 1 month but within 3 months	8,965	5,566
Due after 3 months but within 6 months	6,420	7,098
Due after 6 months but within 9 months	3,691	5,134
Due after 9 months but within 12 months	4,026	4,325

	95,985	79,606

All of the accounts payable are expected to be settled within one year or are repayable on demand.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the audited financial statements for the year ended 31 December 2009.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

Throughout the year ended 31 December 2009, other than the roles of the Chairman and the Chief Executive Officer being performed by Mr. Wang Jianzhou, the Company has complied with all the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Mr. Wang Jianzhou joined the Board of Directors of the Company in November 2004 and since then has been the Chairman and the Chief Executive Officer of the Company in charge of the overall management of the Company.

The Company considers that the combination of the roles of the Chairman and the Chief Executive Officer can promote the efficient formulation and implementation of the Company’s strategies which will enable the Group to grasp business opportunities efficiently and promptly. The Company considers that through the supervision of its Board and its Independent Non-Executive Directors, a balancing mechanism exists so that the interests of the shareholders are adequately and fairly represented.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 10 May 2010 to 12 May 2010 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend for 2009, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 7 May 2010.

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10% enterprise income tax when it distributes the proposed final dividend for 2009 to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the proposed final dividend for 2009 after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the proposed final dividend for 2009 payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend that it is entitled at or before 4:30 p.m. on Friday, 7 May 2010.

PUBLICATION OF ANNUAL REPORT ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The 2009 annual report will be published on the HKExnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk in due course.

The consolidated financial information set out above does not constitute the Company’s statutory financial statements for the year ended 31 December 2009 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2009, which contain an unqualified auditors report, will be delivered to the Registrar of Companies, and despatched to shareholders as well as made available on the Company’s website at http:// www.chinamobileltd.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non- executive directors and Mr. Nicholas Jonathan Read as a non-executive director.